SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                   Batteries, Batteries, Inc.
                        (Name of Issuer)

                 Common Stock, par value $0.001
                 (Title of Class of Securities)

                            071326102
                         (CUSIP Number)


                     Stephen F. Ritner, Esq.
                        Stevens & Lee, PC
                       1275 Drummers Lane
                      Wayne, PA 19087-4979

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         April 28, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stephen Rade

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     See Item 3

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7.   SOLE VOTING POWER

     645,000 (See Item 5)

8.   SHARED VOTING POWER

9.   SOLE DISPOSITIVE POWER

     645,000 (See Item 5)

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     890,000 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES [ ]

     12.2%

14.  TYPE OF REPORTING PERSON

          IN

                           AMENDMENT 1
                               TO
                          SCHEDULE 13D

             (INCLUDING EXHIBITS) OF THE SCHEDULE,
                  AND THE SIGNATURE ATTESTATION

ITEM 1.   SECURITY AND ISSUER.

          Common Stock, par value $.001 per share.

          Batteries, Inc. (the "Company")
          c/o Founders Equity
          711 Fifth Avenue
          New York, New York 10022

ITEM 2.   IDENTITY AND BACKGROUND.

1.   (a)  Name:                    Stephen Rade
     (b)  Residence:               3915 Somers Drive
                                   Huntingdon Valley, PA  19006
     (c)  Principal Occupation     Vice President and Director of
          and Business Address:    the Company
     (d)  Criminal Conviction:     Not Applicable
     (e)  Civil Proceeding:        Not Applicable
     (f)  Citizenship              United States

     During the last five years, Mr. Rade: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Concurrently with the Company's initial public offering, the Company, on April 8, 1996, acquired the outstanding shares of the capital stock of Advanced Fox Antenna, Inc., a Pennsylvania corporation ("AFA"), from Stephen Rade who owned the shares for more than five years. As part of the consideration, the Company issued to Mr. Rade 660,000 shares of the Common Stock, par value $.001 of the Company.

ITEM 4.   PURPOSE OF TRANSACTION.

     The securities covered in this Statement were originally acquired by Mr. Rade in consideration for the sale of the capital stock of his privately-owned company for the purpose of investment.

     On April 28, 1998, Mr. Rade together with William Schlessinger Sapp, and Robert W. Tauber (the "Group") each independently concluded that their interests and the interests of other shareholders of the Company would be furthered by seeking greater shareholder representation on the board of directors. In that regard, the Group was formed to remove by Board action or, if necessary, by consent solicitation Warren Haber and John Teeger as directors of the Company and to replace them with two independent directors, Robert C. Meehan and Alan Kalish.

     The Group plans to meet with the Board of Directors to seek a resolution of the issues. However, if Messrs. Haber and Teeger will not resign in favor of the independent directors selected by the Group, the Group intends to conduct a consent solicitation pursuant to Section 228 of the Delaware General Corporation Law in order to obtain consents of greater than 50% of the issued and outstanding Common Stock of the Company to remove Messrs. Haber and Teeger and to replace them with Messrs. Meehan and Kalish.

     Mr. Rade also reserves his right to increase his beneficial ownership through the acquisition or additional shares and to sell all or a portion of his shares in the over-the-counter market, or in privately negotiated sales or by means of a merger, consolidation or sale of the assets of the Company. Except for the foregoing, Mr. Rade does not have a plan or proposal which relates to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

          (c) A sale of transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any other change, except as expressed herein, in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board.

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the present capitalization or dividend policy of the Company;

          (g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation system of the National Association of Securities Dealers, Inc.;

          (i) Although the Common Stock may be eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Act of 1933, to have such registration terminated; or

          (j) Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

     1. (a) Stephen Rade beneficially owns 645,000 shares of common stock (approximately 12.2% of the shares outstanding).

          (b) Stephen Rade has sole power to vote and sole authority to dispose or direct the disposition of 645,000 shares of Common Stock. Mr. Rade does not share voting or dispositive power with respect to any shares.

          (c) Stephen Rade has not effected any transaction in the shares of Common Stock during the past sixty (60) days.

          (d) Stephen Rade owns and presently has the right to receive dividends from the shares of Common Stock subject to the option.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On April 28, 1998, Mr. Rade together with Robert W. Tauber and William Schlessinger Sapp entered into an agreement to form a Group. The purpose of the Group is to elect two independent directors in place of Warren Haber and John Teeger. The Group will seek either through Board action or, if necessary, by conducting a consent solicitation to elect Robert C. Meehan and Alan Kalish, two independent directors, in place of Messrs. Haber and Teeger. Messrs. Rade and Tauber have executed consents (the "Consents") under Section 228 of the Delaware General Corporation Law and have delivered the Consents to the Company's registered agent in the state of Delaware. Further, the Group has filed a preliminary consent solicitation pursuant to Regulation 14A with the Commission in order to solicit the Consents of other shareholders to remove Messrs. Haber and Teeger and to replace then with two independent directors.

     It is the Group's intent, if successful, to elect Mr. Rade as Chairman of the Board of Directors, to remove Messrs. Haber and teeger from their positions as officers of the Company, to terminate the contract of Founders Management Services, Inc. but to retain the rest of the Company's directors (not affiliated with Founders Management, Inc.) and current management.

     The Group believes that such a change in the board and the management of the Company will permit the Company to pursue a cohesive business plan, consolidate several operating subsidiaries, achieve cost savings and economies of scale and increase sales, profitability and shareholder value.

     Mr. Rade is employed by the Company under a three-year employment agreement, the details of which are described at
Item 6 of Mr. Rade's Form 13D, previously filed with the
Commission on April 8, 1996 and which is incorporated hereby by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibits

     (1) Copy of the Agreement and Plan of Merger relating to acquisition of the outstanding capital stock of Advanced Fox Antenna, Inc.*

     (2)  Copy of Employment Agreement between the Company and
          Stephen Rade*

     (3) Copy of letter agreement dated April 28, 1998 forming the Group.

     * Attached to original 13D filed April 8, 1996 and incorporated herein by reference.

                           SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Date:     April 30, 1998

                              /s/ Stephen Rade
                              Stephen Rade